UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A.

Full Rating Report

Ratings

Key Rating Drivers

Ratings Driven by Individual Performance: Banco Bradesco S.A.’s (Bradesco) local currency issuer default ratings (IDRs) and national ratings reflect its broad national franchise, where it is a market leader in most of its business lines. The ratings also consider its strong track record of consistent results, even during turbulent economic cycles; its conservative management; its diversified revenue base; its strong capacity of local distribution; and its solid liquidity. Foreign currency IDRs are constrained by Brazil’s country ceiling.

Presence in Financial and Insurance Markets: Bradesco has well-defined goals for continued growth, including strong profitability through volume expansion and cross selling, combined with cost controls and emphasis on maintaining strict liquidity risk management in all of its operating niches. Expected favorable results will enable the continued achievement of these goals.

Improved Asset Quality and Strong Risk Controls: Bradesco’s asset quality improved due in part to the strong Brazilian economy and to loan growth while maintaining conservative lending standards. Asset quality ratios remain at satisfactory levels and compare well with peers.

Nonperforming loans over 90 days as of June 2011 were 3.7% of total loans, while reserve coverage was well over 100%. Bradesco’s strong revenue generation capacity and good level of existing reserves is expected to continue providing a good capacity to absorb future losses.

Foreign Currency
Long-Term IDR	BBB+
Short-Term IDR	F2
Local Currency
Long-Term IDR	A–
Short-Term IDR	F1
National
Long-Term Rating	AAA(bra)
Short-Term Rating	F1+(bra)
Individual	B/C
Viability	a–
Support	2
Support Rating Floor	BB+
Sovereign
Long-Term Foreign Currency IDR	BBB
Country Ceiling	BBB+
IDR – Issuer default rating.
Rating Outlooks
Long-Term Foreign Currency IDR	Stable
Long-Term Local Currency IDR	Stable
National Long-Term Rating	Stable

Financial Data

Diversified and Consistent Profitability: While FY10’s pre-impairment operating income was relatively unchanged from the previous fiscal year due to higher operating expenses offsetting higher revenues, the operating profit showed significant growth during 2010, mainly due to a sharp decrease in loan loss provision expenses due to stronger asset quality. First-half 2011 profitability continued to be favorable as evidenced by the return ratios. Fitch expects that the bank will continue to benefit from its strong operating scale in order to generate returns that are expected to continue to compare well to its peers.

Strong Liquidity and Satisfactory Capitalization: Bradesco continues to be very liquid as a result of its large base of customer deposits and conservative management policies. The Fitch core capital-to-risk weighted asset ratio as of June 30, 2011 was 7.8%. The significant difference between Fitch-calculated core capital ratios and Bradesco’s regulatory capital ratios is the deduction of the capital invested in the bank’s insurance companies. Intangible assets remain high, mainly due to provision-driven tax credits that turn over quickly. Fitch expects that consistent results will maintain adequate capitalization.

What Could Trigger a Rating Action

Although Bradesco’s IDRs are driven by its viability rating, its foreign currency IDR is constrained by the country ceiling. If the country ceiling is altered by Fitch, Bradesco’s rating could be changed accordingly. In addition, the viability rating could be influenced by changes in the credit metrics, such as a significant increase in delinquencies that could put pressure on its ratings.

Banco Bradesco S.A.
	6/30/11	12/31/10
Total Assets (BRLm)	689,307	637,485
Equity (BRLm)	53,442	48,514
Net Income (BRLm)	5,585	10,144
ROAE (%)	22.1	22.3
ROAA (%)	1.7	1.8
Total Regulatory Capital
Ratio (%)	14.7	14.7

Related Research Bradesco Seguros S.A., June 16, 2011

Analysts Robert Stoll +1 212 908-9155 robert.stoll@fitchratings.com Pedro Gomes +55 11 4504-2600 pedro.gomes@fitchratings.com

www.fitchratings.com	13 October 2011

Conservative corporate culture. Large branch network ensuring low-cost funding and strong diversification of clients.

Profile

Bradesco was founded in 1943 as a retail bank for low-income customers. Its several acquisitions over the years ensured national coverage and consolidated its presence among Brazil’s largest banks. Bradesco is among the leaders in various financial segments. Its widespread distribution network of nearly 48,000 service locations and over 45,000 ATMs plays an important role in attracting a broad range of customers and depositors, as well as in providing the distribution of a diversified range of products.

At Dec. 31, 2010, Bradesco’s market share of the banking system was 12.4% of the loan portfolio, 18.4% of demand deposits, 14.3% of savings deposits, and 18.7% of the branches.As of December 2010, its banking operations had an extensive customer base, which held over 23 million checking and 41 million savings accounts. The banking operations provided 71% of FY10 net income. It also had nearly 22% of the credit card market in terms of invoiced revenue, with 89 million cards issued. In addition, the bank is the third largest investment fund manager in Brazil, with a market share of approximately 17%.

At June 30, 2011, Bradesco had nearly 62 million clients and employed over 98,000 employees. About 20% of the country’s pensioners receive their social security payments though Bradesco, which provides a large client base for products to be distributed. The group has been a leader in the development and implementation of data processing and electronic and Internet banking services in Brazil. Although it has international business facilities in eight countries, its overseas activities are not relevant.

In addition, the group’s insurance and private pension activities, which are conducted through Bradesco Seguros (international IFS rating ‘A–’/Outlook Stable), are an important part of the business that contributed 29% of FY10’s net income (36% of the net income in 2009). Bradesco Seguros, with over 36 million clients as of December 2010, had a market share of 24.7% of insurance, private pension plans, and capitalization.

Corporate Governance

Bradesco’s corporate governance practices are aligned with international standards although it has only one independent member on its board of directors. Given its listing on the NYSE (where it began trading Level I ADRs in 1997 and has traded Level II ADRs since 2001), it must follow SEC guidelines. Bradesco is also recognized as a financial holding company by the Federal Reserve Bank in the U.S. and has been listed on Madrid’s Latibex since 2001.

The board of directors comprises eight members, one of which is the current CEO; four others are former bank executives, including the chairman of the board who was Bradesco’s CEO from 1981 to 1999. There is also a minority shareholder representative and two members of the founding family. The current CEO was appointed in March 2009 and came from inside the group. No relevant changes to bank policies and operations were made at that time.

At June 30, 2011, the group is controlled by Fundação Bradesco (FB) through the Holding Cidade de Deus (HCD), which holds 48.66% of the bank’s voting capital. FB holds 17.06% of direct participation in Bradesco, and holding company NCF, which is also controlled by the FB, holds 8.2%. The founding family owns 21.9% of HCD. Around 3.6% of Bradesco’s voting capital is held by foreign banks (Banco Espírito Santo of Portugal holds about 1.1%, and UFJ Bank of Japan holds about 2.5%). The balance (22.5% of voting shares and 60% of total shares) is traded on various stock exchanges.

Strategy

Bradesco’s strategy is to maintain its strong position in the Brazilian financial system, working with a diversified franchise based on financial and insurance services. Despite the focus on organic growth and on the Brazilian domestic market, Bradesco has acquired some small-cap niche financial institutions both locally and abroad. In October 2009, Bradesco acquired Banco

Related Criteria
Global Financial Institutions Rating
Criteria, Aug. 16, 2011

Banco Bradesco S.A.	2
October 2011

IBI S.A. (IBI), the fifth largest Brazilian issuer of credit cards, and the group’s financial companies, substantially increasing the number of Bradesco cards in 2009. It has also entered into a partnership with C&A Modas Ltda. (C&A), an important clothing and accessories retail network, which IBI was a part of. Also, in January 2010, the bank signed a memorandum of understanding to acquire IBI’s financial unit in Mexico. However, even considering this potential acquisition, the international activities will not be representative.

Like its peers, Bradesco seeks to increase its business by emphasizing expansion in the retail segment and in small- and medium-sized companies (SMEs) that offer higher margins. The acquisitions of IBI in 2009 and Banco BMC S.A. (one of the largest lenders of payroll deductible loans in Brazil) in 2007 were in line with this strategy. Despite these segments presenting higher risk, the mix of these credits has migrated to safer products (payroll deductible loans, vehicle financing, and guarantee of receivables/contracts in companies).

In the credit card segment, despite being a product without guarantees, the bank has a long customer history, which enables it to adjust limits/margins in accordance with behavior/credit risk. In an attempt to continue to build these operations, Bradesco, in partnership with Banco do Brasil and Caixa Economica Federal, began offering credit cards under the Elo flag with the objective of reaching a 15% market share within five years and becoming the countries most complete payment platform.

The bank, which is already present in all cities within the national territory has been increasing its number of banking correspondents (currently over 29,000 with over 1,500 added in the 1Q11 alone). This correspondent network is known as Bradesco Expresso and consists of well-frequented businesses such as pharmacies and bakeries. Its 10-year partnership with the post office system (known as Banco Postal) will come to an end in January 2012 as Banco do Brasil placed the highest bid. Despite the loss of the contract, which enabled the bank to provide basic banking services through approximately 6,200 post office locations throughout the country, Bradesco is still expected to retain a portion of the nearly 5 million customers it gained over the past nine years. It is also expected to use the exclusive market intelligence regarding profitable regions to focus on opening competing service centers.

In anticipation of the contract loss, the bank had actively worked to expand its network of branches and banking correspondents and had been signing different operating agreements with medium- and large-sized retailers since 2004. This will help to ensure exclusivity in financings to their clients and aims at expanding the activities of the group in consumer credit. Also, in 2007, the bank further segmented its middle-market efforts, creating separate units to manage business with small- and medium-sized companies (SMEs). More recently, the bank turned its focus to the real estate credit, a business where it has operated for years, albeit on a small scale.

Performance

Fitch upgraded Brazil’s long- and short-term IDRs and country ceiling in April 2011 to ‘BBB’, ‘F2’, and ‘BBB+’, respectively, changing the Outlook to Stable from Positive. The ratings upgrade reflected the agency’s assessment that the potential rate of sustainable growth of the Brazilian economy had increased, which improved the medium-term fiscal outlook and endorsed the continued strengthening of its external liquidity position.. The government’s transition to the Dilma Rousseff administration was smooth, and the consensus on responsible macroeconomic policies remains well grounded. Furthermore, the Rousseff administration has shown signs of greater fiscal restraint, which, together with the prospects for healthy growth, is expected to enable reduction of Brazil’s heavy public debt burden.

Banco Bradesco S.A.	3
October 2011

  Continued strong performance stimulated by strong credit expansion since 2004 and improved efficiency.

  Sharp decline in 2010 loan loss provisioning expenses contributed to a significant increase in operating profit over previous years.

The Brazilian economy expanded at historically high rates in 2010 when GDP grew 7.5%. Fitch’s base scenario assumes that the tightening of macroeconomic policies currently being practiced should allow for a “soft landing” of the Brazilian economy, with economic growth of about 3.6% in 2011. Brazil’s external liquidity position has further strengthened following the global credit crisis. With external reserves currently exceeding USD300bn, the country continues to be among the strongest liquid external creditors in the ‘BBB’ category.

The consolidated financial statements of Bradesco were audited by PriceWaterhouseCoopers, and KPMG Auditores Independentes, which provided unqualified opinions. During FY10 and during 1H11, Bradesco experienced a consistent and robust performance in nearly all of its business lines. As a result, interest income improved due to increased loan volumes despite lower margins, while pre-impairment operating profit was relatively unchanged due to higher operating expenses. However, the improved asset quality enabled a significantly lower loan loss provisioning expense of BRL6.4bn in 2010 (versus BRL11.2bn in 2009), resulting in a significant increase in operating profit to BRL15.0bn at December 2010 from BRL10.1bn at December 2009. As a result, the FY10 net income figure reached BRL10.1bn, which compares well to the FY09 net income figure of BRL8bn.

During the first half of 2011, interest income continued to grow as did fees and commissions; however, these were offset by higher levels of operating expenses, loan loss provisions, and taxes. At 1H11, its net income of BRL5.6bn represented a favorable ROAE of 22.1% and an ROAA of 1.7%. As seen below, Bradesco’s profitability compares favorably with its peer averages.

Comparative Performance Ratios

	Bradesco			Peer Average[a]
(%)	1H11	2010	2009	1H11	2010	2009
ROE (Average)	22.1	22.3	20.8	17.5	19.0	18.6
ROA (Average)	1.7	1.8	1.7	1.5	1.6	1.3
Loans and Securities Impairment Charges/
Pre-Impairment Operating Profit	30.6	29.8	52.7	45.2	39.8	63.2
Net Interest Income/Average Earning Assets	6.5	6.5	7.5	6.8	7.0	8.2
Operating Profit/Assets (Average)	2.7	2.6	2.1	2.0	2.2	1.6
Non-Interest Income/Gross Revenues	24.9	26.1	23.1	29.1	31.7	25.8
Non-Interest Expense/Gross Revenues	50.7	52.7	48.6	53.8	55.9	55.9
Non-Interest Expense/Assets (Average)	4.0	4.1	4.2	4.3	4.6	4.8
[a]Banco do Brasil S.A., Itaú Unibanco Holding S.A., and Banco Santander (Brasil) S.A.
Source: Fitch.

Operating Revenue

Bradesco’s profitability has been based on its strong revenue generation capacity. The net interest margin (NIM) saw a decline in 2010 due to higher liquidity and resurgent loan demand, which resulted in only a 5% increase in net interest income from FY09 to FY10. Non-interest operating income for the same period saw a 23% growth offsetting the lower NIM; however, a 19% increase in operating expenses due to higher personnel and other operating expenses led to a small decline in the pre-impairment operating income from the previous year. During 1H11 the NIM saw only a small improvement. Fitch expects margins to see some pressure due to lower loan demand and higher interest rates that increase funding costs.

Net fees and commissions (which do not include net insurance income) saw an annualized growth of 7.5% during 1H11 building upon its strong growth of 13% growth in 2010 and 7% in 2009. This revenue continues to be diversified and relevant as total non-interest income represented 25% of the 1H11 gross revenues (26% in 2010). The fees and commissions are related primarily to the following segments: credit card, current accounts, asset management and credit operations.

Banco Bradesco S.A.	4
October 2011

Non-Interest Expense

The bank’s efforts to control costs and the continued revenue increase have translated into better efficiency ratios as compared with its peers over the past few years. Management continues to invest heavily in infrastructure and information technology and telecommunications, as evidenced by the BRL14bn spent from 2006 to 2010 (with nearly BRL4bn spent in 2010 alone). Management believes there is still room for improvement and is estimating the 2011 expense to be BRL5bn. Personnel expenses have also continued to grow (BRL9.3bn in 2010, up 17% from 2009). During 1H11, the expense was BRL5.0bn. The increases are in part due to the continued growth in the number of employees, which at 1H11 reached 98,317 (a 12% increase over December 2009).

Loan Loss Provision Expense

The significantly lower loan loss provision expense in 2010 of BRL6.4bn was facilitated by the large loan loss provision made in 2009 (BRL11.2bn, which was well above the BRL6.6bn taken in 2008 and the BRL4.6bn of 2007). It also reflects improved asset quality, which was in turn aided by the improved economic scenario. For 1H11, a loan loss provision expense of BRL3.9bn was made. A future need for a higher level of loan loss provisioning cannot be ruled out as the increased loan portfolio booked in 2010 (up 21%) continues to season and as the higher interest rate levels are expected to negatively affect certain individual and corporate borrowers.

Outlook

After achieving most of it goals in 2010, Bradesco, like its private sector competitors, projected more conservative goals for 2011 as a result of the expected economic slowdown due in part to the macroprudential measures imposed by the government to keep inflation and potential credit bubbles and inflation under control.

Bradesco’s guidance for 2011 calls for the loan portfolio to increase 15%–19% (compared with the actual 2010 expansion of 23%). The bank projects higher growth in companies (20%–24% by SMEs and 11%–15% by large corporates). The forecast for individuals is 13%–17%. In terms of products, the largest segment growth is expected to be in the form of payroll deductible loans (30%–34%) followed by vehicles (10%–14%) and cards (9%–13%). Mortgage origination for the year was originally projected at BRL10bn but then further revised to BRL14bn. Given these forecasts, the bank’s expected growth in net interest income will be 18%–22%, while fee income is expected to grow 9%–13%. In Fitch’s opinion, these expectations are reasonable given the continued favorable economic scenario. However, the lower part of the range may be more likely due to the possibility of higher funding costs resulting from increased competition and, consequently, pressure on spreads.

Competition has been particularly strong and aggressive from public sector banks after the global financial crisis and, more recently, from local and international private banks. Bradesco’s strong and diversified franchise, together with its large scale, continuous investments in its technological platform, and investment in the quality of its workforce, mitigates these pressures and leaves the bank very well positioned to ensure continued satisfactory returns.

Risk Management

Bradesco’s risk management is centralized and overseen by a managing director who reports directly to the board of directors. The unit is subdivided into five areas: market and liquidity risk, operational risk, integrated and capital allocation risk, credit risk, and risk modeling. The bank’s major risk is credit risk, including its exposure to public and private sector securities. Market risk inherent in its foreign exchange and interest rate positions can be volatile, but the limits are very conservative.

Banco Bradesco S.A.	5
October 2011

  Diversified credit portfolio with better quality than peer average.

  Increase in portfolio risk profile offset by agility in management and strong loan coverage by provisions well above local regulatory requirements.

Credit Risk

Bradesco’s historical focus on retail banking has helped it develop considerable expertise in this area. Credit approval is centralized at the head office through an electronic process that uses Bradesco’s own databases and tools, as well as other tools available in the market. A centralized group-wide credit department evaluates exposures that exceed branch limits, and exposures above BRL15m are submitted to the senior credit committee for approval. Nominal approval limits, which have been stable in recent years despite capital growth, may be raised to facilitate portfolio expansion. Fitch considers the group’s conservative culture and understands that its controls are adequate for the planned expansion.

Bradesco’s loan portfolio is well diversified and its asset quality indicators have consistently been better than the average of its peers. As of December 2010, 99.6% of the exposure was to the private sector, which was mostly composed of lending to individuals (42%), the service sector (21.5%), industry (19.5%), and commerce (15%). Within the sectors, the largest exposures were to transportation and warehousing (5.3% of the loan portfolio) and food and beverage (4.9%).

Risk concentration is relatively low, and the largest loan exposure was equivalent to only 4.8% of regulatory capital, which was well below the regulatory ceiling of 25%. The 20 largest exposures were equivalent to less than 9% of total loans. As is typical in Brazil, the loan book maturity profile remains short term with close to 56% of the loans under one year; however, it is gradually lengthening with the greater participation of loans to individuals, specifically auto loans, credit card and payroll deductible loans, auto loans, and, to a lesser but growing extent, real estate credit (nearly doubled its annual origination of the previous year in 2010). In June 2011, approximately 27% of loans had maturities within three months and 44% with more than one year (40% in 2009).

Bradesco’s loan portfolio, like that of its peers, had undergone a pronounced shift in mix since 2004 as a result of the rapid growth in consumer lending and SME loans. The growth in lending to individuals has been led by two well-secured products, vehicle finance and payroll deductible loans. Together, these accounted for 41% of the exposure to individuals as of December 2010 (34% in 2009).

Similar to its peers, the bank continued its focus on credit cards, which at December 2010 represented 22% of its consumer financing segment (23% in 2009). This is expected to grow given the recent Elo partnership, which, although unsecured, provides a wealth of information on client behavior that will be used to mitigate risk. The high margins are expected to offset the higher levels of delinquency. The balance of the exposure to individuals contains a mix of secured and unsecured loans.

With regard to payroll and pension deductible loans, Bradesco continues to generate the majority of its own portfolio. However, during 2010 the bank was active in acquiring portfolios of other originators. Out of the total BRL15bn on the books at the end of December 2010, nearly 40% was acquired (21% in 2009). Delinquencies in payroll discounted loans and vehicle financings are relatively low, and the process of recovering repossessed automobiles is generally efficient in Brazil.

In wholesale, Bradesco tends to work with the largest companies in Brazil and actively participates in fixed-income operations in the local capital market. In this segment, which accounts for approximately 38% of the loan portfolio, its strong distribution capacity provides it with a clear advantage. After an increase during the strongest period of the crisis (between September 2008 and mid-2009), the exposure to large corporations has gone back to a level close to its historical participation, as most corporations returned to access the capital market in search of lower cost funding.

Banco Bradesco S.A.	6
October 2011

Loan Loss Experience and Reserves

Bradesco’s loan loss reserves remain strong and well above local regulatory requirements, almost fully covering loans overdue for more than 60 days (nonaccrual under local standards). The bank monitors its provisions and the expectations of loss per segment and attempts to maintain provisions at around 2.0x the percentage of historical realized losses. In 2008 and 2009, Bradesco conservatively strengthened these reserves above the regulatory minimum to protect itself against greater market delinquency. Given the improvement in the levels of impaired loans that came about through a combination of higher quality risk and dilution due to a 21% growth in the loan portfolio, a significantly lower level of provisioning was required during 2010. During the 1H11 the level of provisioning increased as the bank recorded an expense of BRL3.9bn.

Asset Quality Ratios

	Bradesco			Peer Average[b]
(%)	1H11	2010	2009	1H11	2010	2009
Impaired Loans/Gross Loans[a]	7.7	7.5	9.2	8.8	8.1	9.7
Reserves for Impaired Loans/Gross Loans	6.9	7.1	8.5	6.1	6.0	7.5
Reserves for Impaired loans/Impaired Loans	89.8	93.7	92.6	69.9	74.4	77.1
Net Chargeoffs/Average Gross Loans	2.4	3.0	3.4	2.8	4.0	3.9
Loans and Securities Impairment Charges/
Pre-Impairment Operating Profit	30.6	29.8	52.7	45.2	39.8	63.2
[a]Impaired loans are loans overdue for more than 60 days classified locally as “D–H”. [b]Banco do Brasil S.A., Itaú Unibanco Holding S.A., and Banco Santander (Brasil) S.A.
Source: Fitch.

Bradesco’s asset quality ratios have consistently been better than those of its local peer group average, and despite the lower provisioning in 2010, loss coverage remains ample (see the table above). Some deterioration was seen during the first half of 2011 as the level of impaired loans (which includes loans classified in categories D–H) rose slightly to 7.7% (7.5% in 4Q10). Reserves coverage of these impaired loans still remained high at 90%. Non-performing loans over 90 days as of June 2011 were 3.7% of total loans, while reserve coverage was well over 100%. Fitch expects asset quality to remain satisfactory in the medium term given Bradesco’s conservative underwriting standards combined with the continued favorable economic scenario, even if at a lower level. Additional deterioration may be seen as the seasoning of newer loans continues, but given Bradesco’s conservative provisioning, this risk is expected to remain well managed.

Market Risk and Asset Liability Management

Fitch considers Bradesco’s treasury to be conservative with adequate systems and controls. Bradesco operates primarily with interest rate instruments and foreign currency swaps, hedging open positions with derivatives traded on the Stock, Mercantile, and Futures Exchange (BM&F Bovespa). The value-at-risk (VaR) limit for trading with a 99% confidence level (one-day horizon) is conservative, historically representing a maximum of 2.0% of its equity. This level was only exceeded in 4Q08 when it peaked at 2.2% of the equity (BRL751m). The maximum VaR in 2011 was BRL59m, with an average of BRL32m during the year due to reduced volatility and positioning.

In 2009, Bradesco broadened its set of limits aimed at limiting market risk, introducing stress limits for proprietary trading and the capital economic value (EVE) for banking, including VaR and EVE for the insurance group. The banking portfolio, which carries structural gaps between assets and liabilities in the balance sheet, has been informally controlled by the EVE system since September 2008 and carries treasury’s largest exposures, which is normal in a commercial bank. On a daily basis, a sensitivity analysis is conducted on the trading portfolio using various levels of taxes and prices of the main financial instruments. Term mismatches are not representative, with longer terms virtually covered by its capital, subordinated debt, and long-term funding.

Banco Bradesco S.A.	7
October 2011

Strong liquidity. Diversified funding sources. Supported by an extensive deposit base.

Operational Risk and Basel II

Bradesco is implementing the necessary framework for credit and operational risk as proposed under Basel II and is committed to moving towards more sophisticated approaches — the advanced measurement approach for operational risk and the internal ratings based approach for credit risk. On June 30, 2010, Bradesco formally applied to the Central Bank for approval to use its internal market risk models for capital allocation, which if approved is expected to significantly reduce current levels of operational risk-related capital allocation. The level of the related capital allocation was BRL847m in June 2011.

Other Assets

Bradesco’s total exposure to the federal government risk as of June 30, 2011 represented 2.2x its equity. This level of exposure is customary as the underlying instruments are known to be highly liquid. Government securities are also used to fulfill significant reserve requirements with the Central Bank and domestic clearinghouse margins.

Funding and Capital

Funding and Liquidity

Bradesco’s liquidity ratios remain solid. Domestic liquidity is ensured by maintaining a minimum balance of liquid assets, primarily comprising federal securities, which Fitch deems adequate given the bank’s historical deposit stability and the group’s total liabilities. Even at the peak of the global financial crisis, the bank remained highly liquid by doubling its cash position. During the crisis, the bank benefitted from “flight to quality” given its position as one of the largest banks in the industry.

The bank’s strong liquidity is supported by a well-diversified client base that provides stable term, savings, and sight deposits, which is one of Bradesco’s major strengths. Total deposits grew 13% year over year in 2010 to BRL193bn (only a 4% growth was seen from year-end 2008 to year-end 2009). Most of the growth in 2010 was in the form of term and savings deposits, which respectively saw a 13% and 21% increase. By the end of 1H11, total deposits rose another 10.5% to BRL214bn, mainly driven by an increase in the more stable term deposits, which grew 22% to BRL125bn. In total, customer deposits corresponded to nearly 45% of total funding as of end 1H11 (43% at year-end 2010). A significant portion of the deposits are placed by retail customers, translating into low concentrations and a lower funding cost.

Another important and growing source of funding has been open market funding, which saw a significant increase in 2010. A significant portion of it has been backed by debentures of the subsidiary Bradesco Leasing, which represented a lower funding cost until May 2008. Brazilian authorities gradually imposed reserve requirements on the transfer of debentures to other institutions, virtually putting their costs on par with deposits.

Bradesco has also positioned itself among the largest private international issuers in Latin America. During 2010 the bank increased its level of senior debt maturing over one year from BRL17bn to BRL34bn, and this figure was further increased to BRL45bn during 1H11. The bank has a significant number of lines from correspondent banks, which provide competitive rates in view of Bradesco’s lower risk among other Brazilian banks. Longer term funding is also obtained from governmental institutions for transfer to priority economic sectors and from foreign issuances.

The 2011 projected loan portfolio growth of 15%–19% will keep the pressure of sourcing funding at reasonable costs. This challenge is expected to be comfortably met through its diversified funding sources, especially its stable deposit base.

Banco Bradesco S.A.	8
October 2011

Capital

Bradesco has been active in national and international markets that have generally been very receptive to its issues of subordinated debt and hybrid capital instruments. However, the bank remains committed to its policy of meeting regulatory capital requirements (11%), with Tier I capital recording a 13.1% ratio in December 2010 and a 12.9% ratio at 1H11. The total regulatory capital ratio was 14.7% in December 2010 and 14.7% at the end of 1H11. While lower than the earlier years, these ratios continue to compare well locally and internationally.

Fitch core capital, which is based on common equity and reserves less certain deductions, is Fitch’s primary measure of a bank’s capitalizaton. Under these definitions, Bradesco’s Fitch core capital/risk-weighted assets ratio decreased to 7.51% of risk weighted assets as of December 2010 from 7.62% in 2009. By the end of 1H11 this ratio was 7.76%. The significant difference between Bradesco’s regulatory capital ratios and Fitch’s core capital ratios is the deduction of the capital of the group’s insurance subsidiaries (mainly Bradesco Seguros) as follows: BRL13.0bn at June 2011, BRL12.4bn at December 2010, and BRL11.7bn at December 2009. This adjustment is made to improve the focus of our analysis on the banking operations even though these companies are well capitalized and consistently profitable.

As does most of its main competitors, Bradesco also carries a significant volume of tax credits on its balance sheet. A portion of these credits results from tax losses carried forward that are also deducted from core capital under Fitch’s methodology, with the balance primarily generated from temporary differences between provisions and their eventual realization/reversal. Other intangible assets are mainly relative to the goodwill of previous acquisitions and are also deducted from Fitch core capital.

Bradesco’s bylaws provide for a minimum distribution of 30% of net income after legal reserves. In 2010, the bank distributed 35% of its profit. Bradesco’s consistent profitability has enabled a good capacity of internal generation of capital, and its willingness to ensure Tier 1 capital above 11% has assured solid capitalization. Despite the relevant participation of the capital allocated, its insurance business is an important part of the bank’s diversified franchise and has presented consistent profitability. With good market positioning, the segment is well positioned for growth as Brazil’s insurance market continues to expand.

Fitch considers Bradesco’s capital ratios to be at appropriate levels considering its good profitability track record and limited historical losses.

Banco Bradesco S.A.	9
October 2011

Banco Bradesco S.A.
Income Statement
	30 Jun 2011			31 Dec 2010		31 Dec 2009		31 Dec 2008		31 Dec 2007
	6 Months - Interim USDm Unqualified	6 Months - Interim BRLm Unqualified	As % of Earning Assets	Year End BRLm Unqualified	As % of Earning Assets	Year End BRLm Unqualified	As % of Earning Assets	Year End BRLm Unqualified	As % of Earning Assets	Year End BRLm Unqualified	As % of Earning Assets

1. Interest Income on Loans	13,691.6	21,363.0	6.90	37,284.4	6.53	33,120.3	7.28	31,013.5	7.99	22,399.0	7.40
2. Other Interest Income	10,486.8	16,362.5	5.29	24,609.7	4.31	22,947.1	5.04	21,342.7	5.50	14,918.1	4.93
3. Dividend Income	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
4. Gross Interest and Dividend Income	24,178.4	37,725.5	12.19	61,894.1	10.84	56,067.4	12.32	52,356.2	13.49	37,317.1	12.32
5. Interest Expense on Customer Deposits	12,035.6	18,779.1	6.07	27,668.3	4.84	23,451.8	5.15	22,762.0	5.87	13,726.1	4.53
6. Other Interest Expense	-282.8	-441.3	-0.14	1,009.8	0.18	999.3	0.22	7,179.5	1.85	942.8	0.31
7. Total Interest Expense	11,752.7	18,337.8	5.92	28,678.1	5.02	24,451.1	5.37	29,941.5	7.72	14,668.9	4.84
8. Net Interest Income	12,425.6	19,387.7	6.26	33,216.0	5.82	31,616.3	6.95	22,414.7	5.78	22,648.2	7.48
9. Net Gains (Losses) on Trading and Derivatives	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
10. Net Gains (Losses) on Other Securities	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
11. Net Gains (Losses) on Assets at FV through Income Statement	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
12. Net Insurance Income	1,007.6	1,572.2	0.51	2,771.4	0.49	1,982.5	0.44	2,255.6	0.58	711.5	0.23
13. Net Fees and Commissions	4,514.1	7,043.4	2.28	13,103.6	2.29	11,611.5	2.55	10,861.6	2.80	10,805.5	3.57
14. Other Operating Income	-1,405.2	-2,192.5	-0.71	-4,171.5	-0.73	-4,100.4	-0.90	-3,534.8	-0.91	-3,317.8	-1.10
15. Total Non-Interest Operating Income	4,116.6	6,423.1	2.08	11,703.5	2.05	9,493.6	2.09	9,582.4	2.47	8,199.2	2.71
16. Personnel Expenses	3,230.5	5,040.6	1.63	9,302.4	1.63	7,966.3	1.75	7,389.0	1.90	6,569.5	2.17
17. Other Operating Expenses	5,161.1	8,052.9	2.60	14,374.7	2.52	11,996.2	2.64	10,226.4	2.64	9,410.2	3.11
18. Total Non-Interest Expenses	8,391.7	13,093.5	4.23	23,677.1	4.15	19,962.5	4.39	17,615.4	4.54	15,979.7	5.28
19. Equity-accounted Profit/ Loss - Operating	32.1	50.1	0.02	127.3	0.02	200.1	0.04	135.4	0.03	42.3	0.01
20. Pre-Impairment Operating Profit	8,182.7	12,767.4	4.13	21,369.7	3.74	21,347.5	4.69	14,517.1	3.74	14,910.0	4.92
21. Loan Impairment Charge	2,500.5	3,901.6	1.26	6,360.2	1.11	11,242.5	2.47	6,642.4	1.71	4,616.1	1.52
22. Securities and Other Credit Impairment Charges	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
23. Operating Profit	5,682.1	8,865.8	2.86	15,009.5	2.63	10,105.0	2.22	7,874.7	2.03	10,293.9	3.40
24. Equity-accounted Profit/ Loss - Non-operating	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
25. Non-recurring Income	0.0	0.0	0.00	0.0	0.00	2,121.6	0.47	384.0	0.10	1,202.9	0.40
26. Non-recurring Expense	167.7	261.7	0.08	409.5	0.07	107.3	0.02	85.8	0.02	952.5	0.31
27. Change in Fair Value of Own Debt	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
28. Other Non-operating Income and Expenses	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
29. Pre-tax Profit	5,514.4	8,604.1	2.78	14,600.0	2.56	12,119.3	2.66	8,172.9	2.11	10,544.3	3.48
30. Tax expense	1,934.8	3,018.9	0.98	4,455.7	0.78	4,082.3	0.90	518.9	0.13	2,523.4	0.83
31. Profit/Loss from Discontinued Operations	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
32. Net Income	3,579.6	5,585.2	1.80	10,144.3	1.78	8,037.0	1.77	7,654.0	1.97	8,020.9	2.65
33. Change in Value of AFS Investments	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
34. Revaluation of Fixed Assets	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
35. Currency Translation Differences	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
36. Remaining OCI Gains/(losses)	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
37. Fitch Comprehensive Income	3,579.6	5,585.2	1.80	10,144.3	1.78	8,037.0	1.77	7,654.0	1.97	8,020.9	2.65
38. Memo: Profit Allocation to Non-controlling Interests	62.6	97.7	0.03	122.4	0.02	24.7	0.01	33.8	0.01	11.2	0.00
39. Memo: Net Income after Allocation to Non-controlling Interests	3,517.0	5,487.5	1.77	10,021.9	1.75	8,012.3	1.76	7,620.2	1.96	8,009.7	2.65
40. Memo: Common Dividends Relating to the Period	1,202.5	1,876.2	0.61	3,368.7	0.59	2,718.1	0.60	2,692.5	0.69	2,822.8	0.93
41. Memo: Preferred Dividends Related to the Period	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00

Exchange rate	USD1 = BRL1.56030			USD1 = BRL1.68580		USD1 = BRL1.74040		USD1 = BRL2.33620		USD1 = BRL1.77100

Banco Bradesco S.A.	10
October 2011

Banco Bradesco S.A.
Balance Sheet
	30 Jun 2011			31 Dec 2010		31 Dec 2009
	6 Months - Interim	6 Months - Interim	As % of	Year End	As % of	Year End	As % of
	USDm	BRLm	Assets	BRLm	Assets	BRLm	Assets
Assets
A. Loans
1. Residential Mortgage Loans	8,465.0	13,208.0	1.92	10,854.0	1.70	8,671.0	1.71
2. Other Mortgage Loans	0.0	0.0	0.00	0.0	0.00	0.0	0.00
3. Other Consumer/ Retail Loans	62,420.0	97,394.0	14.13	98,117.6	15.39	78,159.0	15.44
4. Corporate & Commercial Loans	89,875.3	140,232.4	20.34	121,642.3	19.08	104,159.1	20.58
5. Other Loans	0.0	0.0	0.00	0.0	0.00	0.0	0.00
6. Less: Reserves for Impaired Loans/ NPLs	11,129.0	17,364.6	2.52	16,289.7	2.56	16,313.2	3.22
7. Net Loans	149,631.4	233,469.8	33.87	214,324.2	33.62	174,675.9	34.51
8. Gross Loans	160,760.4	250,834.4	36.39	230,613.9	36.18	190,989.1	37.73
9. Memo: Impaired Loans included above	12,400.3	19,348.2	2.81	17,384.7	2.73	17,622.4	3.48
10. Memo: Loans at Fair Value included above	0.0	0.0	0.00	0.0	0.00	0.0	0.00
B. Other Earning Assets
1. Loans and Advances to Banks	47,266.9	73,750.5	10.70	72,763.1	11.41	27,392.3	5.41
2. Reverse Repos and Cash Collateral	74,895.6	116,859.6	16.95	89,166.5	13.99	129,168.5	25.52
3. Trading Securities and at FV through Income	67,249.2	104,928.9	15.22	106,185.7	16.66	69,353.8	13.70
4. Derivatives	1,447.9	2,259.1	0.33	1,610.4	0.25	1,358.6	0.27
5. Available for Sale Securities	33,257.6	51,891.8	7.53	45,379.2	7.12	22,083.9	4.36
6. Held to Maturity Securities	19,471.1	30,380.7	4.41	29,492.0	4.63	25,938.6	5.12
7. At-equity Investments in Associates	1,088.9	1,699.0	0.25	1,576.8	0.25	1,260.8	0.25
8. Other Securities	4,233.8	6,606.0	0.96	8,728.5	1.37	1,726.1	0.34
9. Total Securities	201,644.0	314,625.1	45.64	282,139.1	44.26	250,890.3	49.56
10. Memo: Government Securities included Above	120,926.8	188,682.1	27.37	169,098.7	26.53	163,257.1	32.25
11. Memo: Total Securities Pledged	1,403.8	2,190.3	0.32	2,553.5	0.40	5,306.3	1.05
12. Investments in Property	0.0	0.0	0.00	0.0	0.00	0.0	0.00
13. Insurance Assets	1,467.0	2,288.9	0.33	1,917.1	0.30	2,267.6	0.45
14. Other Earning Assets	0.0	0.0	0.00	0.0	0.00	0.0	0.00
15. Total Earning Assets	400,009.2	624,134.3	90.55	571,143.5	89.59	455,226.1	89.93
C. Non-Earning Assets
1. Cash and Due From Banks	4,944.5	7,714.9	1.12	15,737.9	2.47	6,946.6	1.37
2. Memo: Mandatory Reserves included above	41,762.7	65,162.4	9.45	65,197.0	10.23	17,923.6	3.54
3. Foreclosed Real Estate	0.0	0.0	0.00	0.0	0.00	0.0	0.00
4. Fixed Assets	2,344.4	3,657.9	0.53	3,766.1	0.59	3,418.0	0.68
5. Goodwill	1,867.5	2,913.8	0.42	2,907.6	0.46	2,198.2	0.43
6. Other Intangibles	2,221.0	3,465.5	0.50	3,451.5	0.54	3,317.9	0.66
7. Current Tax Assets	0.0	0.0	0.00	0.0	0.00	0.0	0.00
8. Deferred Tax Assets	12,804.7	19,979.2	2.90	17,187.5	2.70	15,692.0	3.10
9. Discontinued Operations	0.0	0.0	0.00	0.0	0.00	0.0	0.00
10. Other Assets	17,587.3	27,441.4	3.98	23,290.6	3.65	19,424.3	3.84
11. Total Assets	441,778.5	689,307.0	100.00	637,484.7	100.00	506,223.1	100.00
Liabilities and Equity
D. Interest-Bearing Liabilities
1. Customer Deposits - Current	21,173.2	33,036.5	4.79	37,331.8	5.86	35,662.7	7.04
2. Customer Deposits - Savings	35,128.4	54,810.9	7.95	53,435.7	8.38	44,162.3	8.72
3. Customer Deposits - Term	80,359.6	125,385.1	18.19	102,157.7	16.03	90,496.0	17.88
4. Total Customer Deposits	136,661.2	213,232.5	30.93	192,925.2	30.26	170,321.0	33.65
5. Deposits from Banks	447.8	698.7	0.10	315.5	0.05	775.0	0.15
6. Repos and Cash Collateral	105,239.1	164,204.5	23.82	171,497.2	26.90	113,273.0	22.38
7. Other Deposits and Short-term Borrowings	18,725.0	29,216.6	4.24	21,494.3	3.37	17,573.3	3.47
8. Total Deposits, Money Market and Short-term Funding	261,073.1	407,352.3	59.10	386,232.2	60.59	301,942.3	59.65
9. Senior Debt Maturing after 1 Year	28,862.8	45,034.6	6.53	34,375.8	5.39	17,237.0	3.41
10. Subordinated Borrowing	15,742.9	24,563.7	3.56	26,314.9	4.13	23,104.0	4.56
11. Other Funding	0.0	0.0	0.00	0.0	0.00	0.0	0.00
12. Total Long Term Funding	44,605.7	69,598.3	10.10	60,690.7	9.52	40,341.0	7.97
13. Derivatives	782.7	1,221.3	0.18	729.7	0.11	531.2	0.10
14. Trading Liabilities	0.0	0.0	0.00	0.0	0.00	0.0	0.00
15. Total Funding	306,461.5	478,171.9	69.37	447,652.6	70.22	342,814.5	67.72

Banco Bradesco S.A.	11
October 2011

Banco Bradesco S.A.
Summary Analytics
	30 Jun 2011	31 Dec 2010	31 Dec 2009	31 Dec 2008	31 Dec 2007
	6 Months - Interim	Year End	Year End	Year End	Year End

A. Interest Ratios
1. Interest Income on Loans/ Average Gross Loans	17.90	17.69	18.18	20.35	19.69
2. Interest Expense on Customer Deposits*/ Average Customer Deposits	18.65	15.23	14.04	17.39	15.12
3. Interest Income/ Average Earning Assets	12.73	12.06	13.30	15.16	13.89
4. Interest Expense/ Average Interest-bearing Liabilities	7.99	7.32	7.52	11.39	7.61
5. Net Interest Income/ Average Earning Assets	6.54	6.47	7.50	6.49	8.43
6. Net Int. Inc Less Loan Impairment Charges/ Av. Earning Assets	5.23	5.23	4.83	4.57	6.71
7. Net Interest Inc Less Preferred Stock Dividend/ Average Earning Assets	6.54	6.47	7.50	6.49	8.43
B. Other Operating Profitability Ratios
1. Non-Interest Income/ Gross Revenues	24.89	26.05	23.09	29.95	26.58
2. Non-Interest Expense/ Gross Revenues	50.73	52.71	48.56	55.05	51.80
3. Non-Interest Expense/ Average Assets	3.98	4.14	4.16	4.43	5.27
4. Pre-impairment Op. Profit/ Average Equity	50.50	46.93	55.36	44.61	54.02
5. Pre-impairment Op. Profit/ Average Total Assets	3.88	3.74	4.44	3.65	4.92
6. Loans and securities impairment charges/ Pre-impairment Op. Profit	30.56	29.76	52.66	45.76	30.96
7. Operating Profit/ Average Equity	35.07	32.96	26.20	24.20	37.29
8. Operating Profit/ Average Total Assets	2.70	2.62	2.10	1.98	3.39
9. Taxes/ Pre-tax Profit	35.09	30.52	33.68	6.35	23.93
10. Pre-Impairment Operating Profit / Risk Weighted Assets	6.04	5.61	6.80	4.94	5.02
11. Operating Profit / Risk Weighted Assets	4.20	3.94	3.22	2.68	3.47
C. Other Profitability Ratios
1. Net Income/ Average Total Equity	22.09	22.28	20.84	23.52	29.06
2. Net Income/ Average Total Assets	1.70	1.77	1.67	1.92	2.64
3. Fitch Comprehensive Income/ Average Total Equity	22.09	22.28	20.84	23.52	29.06
4. Fitch Comprehensive Income/ Average Total Assets	1.70	1.77	1.67	1.92	2.64
5. Net Income/ Av. Total Assets plus Av. Managed Securitized Assets	1.70	1.77	1.67	1.92	2.64
6. Net Income/ Risk Weighted Assets	2.64	2.66	2.56	2.61	2.70
7. Fitch Comprehensive Income/ Risk Weighted Assets	2.64	2.66	2.56	2.61	2.70
D. Capitalization
1. Fitch Core Capital/Weighted Risks	7.76	7.51	7.62	6.85	6.18
2. Fitch Eligible Capital/ Weighted Risks	7.76	7.51	7.62	6.85	6.18
3. Tangible Common Equity/ Tangible Assets	6.75	6.51	7.14	6.47	8.00
4. Tier 1 Regulatory Capital Ratio	12.94	13.10	14.80	12.84	10.24
5. Total Regulatory Capital Ratio	14.68	14.73	17.80	16.09	16.55
6. Core Tier 1 Regulatory Capital Ratio	n.a.	n.a.	n.a.	n.a.	n.a.
7. Equity/ Total Assets	7.75	7.61	8.41	7.61	8.94
8. Cash Dividends Paid & Declared/ Net Income	33.59	33.21	33.82	35.18	35.19
9. Cash Dividend Paid & Declared/ Fitch Comprehensive Income	33.59	33.21	33.82	35.18	35.19
10. Cash Dividends & Share Repurchase/Net Income	n.a.	34.60	33.82	35.18	35.19
11. Net Income - Cash Dividends/ Total Equity	14.00	13.97	12.50	14.35	17.04
E. Loan Quality
1. Growth of Total Assets	8.13	25.93	11.40	33.20	28.47
2. Growth of Gross Loans	8.77	20.75	10.13	32.07	36.47
3. Impaired Loans(NPLs)/ Gross Loans	7.71	7.54	9.23	6.61	6.67
4. Reserves for Impaired Loans/ Gross loans	6.92	7.06	8.54	5.92	5.96
5. Reserves for Impaired Loans/ Impaired Loans	89.75	93.70	92.57	89.54	89.41
6. Impaired Loans less Reserves for Imp Loans/ Equity	3.71	2.26	3.08	3.47	3.04
7. Loan Impairment Charges/ Average Gross Loans	3.27	3.02	6.17	4.36	4.06
8. Net Charge-offs/ Average Gross Loans	2.37	3.03	3.41	2.76	3.08
9. Impaired Loans + Foreclosed Assets/ Gross Loans + Foreclosed Assets	7.71	7.54	9.23	6.61	6.67
F. Funding
1. Loans/ Customer Deposits	117.63	119.54	112.13	105.88	134.05
2. Interbank Assets/ Interbank Liabilities	10,555.39	23,062.79	3,534.49	3,717.28	7,609.20
3. Customer Deposits/ Total Funding excl Derivatives	44.71	43.17	49.76	53.68	45.00

(*) The Brazilian published chart of accounts for banks according to Bacen's (the Brazilian Central Bank) COSIF do not allow a segregation of "Interest on Customer Deposits" only. Therefore this item also includes several other funding expenses. However, this ratio is comparable for all banks and, therefore, serves as a relative indicator of a bank's aggregate retail and wholesale funding costs.

Banco Bradesco S.A.	12
October 2011

Banco Bradesco S.A.
Reference Data
	30 Jun 2011			31 Dec 2010		31 Dec 2009		31 Dec 2008		31 Dec 2007
	6 Months - Interim USDm	6 Months - Interim BRLm	As % of Assets	Year End BRLm	As % of Assets	Year End BRLm	As % of Assets	Year End BRLm	As % of Assets	Year End BRLm	As % of Assets

A. Off-Balance Sheet Items
1. Managed Securitized Assets Reported Off-Balance Sheet	637.1	994.1	0.14	1,014.5	0.16	770.2	0.15	0.0	0.00	0.0	0.00
2. Other off-balance sheet exposure to securitizations	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
3. Guarantees	27,843.0	43,443.4	6.30	40,766.0	6.39	34,667.7	6.85	33,878.8	7.46	24,296.2	7.12
4. Acceptances and documentary credits reported off-balance sheet	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
5. Committed Credit Lines	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
6. Other Contingent Liabilities	199,116.6	310,681.7	45.07	288,907.0	45.32	247,700.2	48.93	187,150.1	41.19	177,486.7	52.03
7. Total Business Volume	669,375.2	1,044,426.2	151.52	968,172.2	151.87	789,361.2	155.93	675,441.9	148.64	542,926.7	159.15
8. Memo: Total Weighted Risks	273,028.8	426,006.8	61.80	380,843.7	59.74	313,718.6	61.97	293,796.6	64.65	296,736.2	86.98
9. Fitch Adjustments to Weighted Risks.	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
10. Fitch Adjusted Weighted Risks	273,028.8	426,006.8	61.80	380,843.7	59.74	313,718.6	61.97	293,796.6	64.65	296,736.2	86.98
B. Average Balance Sheet
Average Loans	154,280.7	240,724.2	34.92	210,801.5	33.07	182,206.2	35.99	152,365.2	33.53	113,763.1	33.35
Average Earning Assets	383,028.1	597,638.8	86.70	513,184.8	80.50	421,630.5	83.29	345,424.6	76.02	268,681.6	78.76
Average Assets	425,172.0	663,395.9	96.24	571,853.9	89.70	480,318.1	94.88	397,778.4	87.54	303,345.5	88.92
Average Managed Securitized Assets (OBS)	510.4	796.4	0.12	684.4	0.11	385.1	0.08	83.4	0.02	0.0	0.00
Average Interest-Bearing Liabilities	296,681.5	462,912.2	67.16	392,036.1	61.50	324,992.7	64.20	262,906.2	57.86	192,875.9	56.54
Average Common equity	32,671.9	50,978.0	7.40	45,532.9	7.14	38,564.7	7.62	31,810.4	7.00	26,046.0	7.63
Average Equity	32,671.9	50,978.0	7.40	45,532.9	7.14	38,564.7	7.62	32,545.4	7.16	27,603.3	8.09
Average Customer Deposits	130,153.7	203,078.8	29.46	181,623.1	28.49	167,058.1	33.00	130,873.1	28.80	90,783.0	26.61
C. Maturities
Asset Maturities:
Loans & Advances < 3 months	43,059.2	67,185.2	9.75	62,400.8	9.79	54,621.6	10.79	46,628.8	10.26	37,610.6	11.02
Loans & Advances 3 - 12 Months	47,384.0	73,933.3	10.73	68,622.0	10.76	52,908.2	10.45	48,591.0	10.69	40,407.0	11.84
Loans and Advances 1 - 5 Years	70,317.2	109,716.0	15.92	99,591.1	15.62	77,136.5	15.24	69,968.0	15.40	49,161.0	14.41
Loans & Advances > 5 years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Debt Securities < 3 Months	44,905.0	70,065.2	10.16	63,904.9	10.02	48,118.7	9.51	39,869.1	8.77	25,871.5	7.58
Debt Securities 3 - 12 Months	15,069.0	23,512.1	3.41	11,130.5	1.75	11,702.7	2.31	11,118.7	2.45	17,056.5	5.00
Debt Securities 1 - 5 Years	88,346.6	137,847.2	20.00	138,482.5	21.72	85,438.8	16.88	80,609.9	17.74	71,522.9	20.97
Debt Securities > 5 Years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Interbank < 3 Months	1,993.8	3,111.0	0.45	4,687.7	0.74	5,680.6	1.12	10,694.5	2.35	3,649.6	1.07
Interbank 3 - 12 Months	2,138.0	3,335.9	0.48	1,075.5	0.17	2,201.9	0.43	1,333.3	0.29	1,366.8	0.40
Interbank 1 - 5 Years	1,007.5	1,572.0	0.23	1,290.1	0.20	1,077.4	0.21	728.8	0.16	590.9	0.17
Interbank > 5 Years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Liability Maturities:
Retail Deposits < 3 months	56,301.5	87,847.3	12.74	90,767.4	14.24	79,825.0	15.77	66,381.4	14.61	62,233.8	18.24
Retail Deposits 3 - 12 Months	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Retail Deposits 1 - 5 Years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Retail Deposits > 5 Years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Other Deposits < 3 Months	21,751.5	33,938.8	4.92	6,303.7	0.99	3,230.2	0.64	6,215.4	1.37	2,301.9	0.67
Other Deposits 3 - 12 Months	8,038.5	12,542.5	1.82	28,267.6	4.43	20,685.0	4.09	18,473.9	4.07	10,897.0	3.19
Other Deposits 1 - 5 Years	50,569.6	78,903.8	11.45	67,586.4	10.60	66,582.8	13.15	72,724.5	16.00	22,518.3	6.60
Other Deposits > 5 Years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Interbank < 3 Months	150.5	234.8	0.03	171.1	0.03	628.3	0.12	580.7	0.13	301.1	0.09
Interbank 3 - 12 Months	57.7	90.0	0.01	85.2	0.01	113.0	0.02	94.0	0.02	63.4	0.02
Interbank 1 - 5 Years	0.0	0.0	0.00	19.2	0.00	10.7	0.00	231.5	0.05	8.0	0.00
Interbank > 5 Years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Senior Debt Maturing < 3 months	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Senior Debt Maturing 3-12 Months	18,696.0	29,171.3	4.23	20,709.1	3.25	17,437.0	3.44	22,308.2	4.91	14,708.6	4.31
Senior Debt Maturing 1- 5 Years	28,862.8	45,034.6	6.53	34,375.8	5.39	17,237.0	3.41	18,503.8	4.07	13,837.6	4.06
Senior Debt Maturing > 5 Years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Total Senior Debt on Balance Sheet	47,558.7	74,205.9	10.77	55,084.9	8.64	34,674.0	6.85	40,812.0	8.98	28,546.2	8.37
Fair Value Portion of Senior Debt	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Covered Bonds	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Subordinated Debt Maturing < 3 months	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Subordinated Debt Maturing 3-12 Months	0.0	0.0	0.00	0.0	0.00	320.5	0.06	414.4	0.09	618.4	0.18
Subordinated Debt Maturing 1- 5 Year	0.0	0.0	0.00	0.0	0.00	22,783.5	4.50	19,272.3	4.24	15,199.8	4.46
Subordinated Debt Maturing > 5 Years	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Total Subordinated Debt on Balance Sheet	15,742.9	24,563.7	3.56	26,314.9	4.13	23,104.0	4.56	19,686.7	4.33	15,818.2	4.64
Fair Value Portion of Subordinated Debt	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
D. Equity Reconciliation
1. Equity	34,250.8	53,441.6	7.75	48,514.4	7.61	42,551.4	8.41	34,578.0	7.61	30,512.8	8.94
2. Add: Pref. Shares and Hybrid Capital accounted for as Equity	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
3. Add: Other Adjustments	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
4. Published Equity	34,250.8	53,441.6	7.75	48,514.4	7.61	42,551.4	8.41	34,578.0	7.61	30,512.8	8.94
E. Fitch Eligible Capital Reconciliation
1. Total Equity as reported (including non-controlling interests)	34,250.8	53,441.6	7.75	48,514.4	7.61	42,551.4	8.41	34,578.0	7.61	30,512.8	8.94
2. Fair value effect incl in own debt/borrowings at fv on the B/S- CC only	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
3. Non-loss-absorbing non-controlling interests	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
4. Goodwill	1,867.5	2,913.8	0.42	2,907.6	0.46	2,198.2	0.43	458.8	0.10	0.0	0.00
5. Other intangibles	2,221.0	3,465.5	0.50	3,451.5	0.54	3,317.9	0.66	2,854.0	0.63	2,215.5	0.65
6. Deferred tax assets deduction	659.8	1,029.5	0.15	1,113.1	0.17	1,389.4	0.27	2,217.2	0.49	1,268.0	0.37
7. Net asset value of insurance subsidiaries	8,321.9	12,984.6	1.88	12,421.9	1.95	11,738.8	2.32	8,910.9	1.96	8,687.7	2.55
8. First loss tranches of off-balance sheet securitizations	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
9. Fitch Core Capital	21,180.7	33,048.2	4.79	28,620.3	4.49	23,907.1	4.72	20,137.1	4.43	18,341.6	5.38
10. Eligible weighted Hybrid capital	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
11. Government held Hybrid Capital	0.0	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
12. Fitch Eligible Capital	21,180.7	33,048.2	4.79	28,620.3	4.49	23,907.1	4.72	20,137.1	4.43	18,341.6	5.38
13. Eligible Hybrid Capital Limit	9,077.4	14,163.5	2.05	12,265.8	1.92	10,245.9	2.02	8,630.2	1.90	7,860.7	2.30

Exchange Rate	USD1 = BRL1.56030			USD1 = BRL1.68580		USD1 = BRL1.74040		USD1 = BRL2.33620		USD1 = BRL1.77100

Banco Bradesco S.A.	13
October 2011

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Banco Bradesco S.A.	14
October 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 19, 2011

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Deputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.